Modtech Holdings, Inc.
                               2830 Barrett Avenue
                            Perris, California 92571



March 25, 2005

VIA EDGAR
---------


United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Modtech Holdings, Inc., a Delaware corporation (the "Company"), respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement filed by the Company on Form S-3, File No. 333-122409 on January 31, 2005 (the "Registration Statement") and issue an Order to that effect.

Please be advised that the Commission has not declared the Registration Statement effective, a preliminary prospectus has not been circulated and no securities have been sold pursuant to the Registration Statement or in connection with the offering contemplated by the Registration Statement. The Company respectfully requests that in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

Please forward a copy of the Order to the undersigned via facsimile at (951) 943-9814, with a copy to Michael G. McKinnon of Paul, Hastings, Janofsky & Walker, LLP at (714) 668-6340, as soon as it is available. If you have any questions regarding this application, please do not hesitate to contact Michael
G. McKinnon of Paul, Hastings, Janofsky & Walker, LLP at (714) 668-6240.

Thank you for your assistance.


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United States Securities and Exchange Commission
March 25, 2005
Page 2





                                          Very truly yours,

                                          Modtech Holdings, Inc.


                                          By:    /S/Dennis L. Shogren
                                             ---------------------------
                                                 Dennis L. Shogren
                                                 Chief Financial Officer, Senior
                                                 Vice President and Secretary